Exhibit 99.2



JANUS CAPITAL Group

Fourth Quarter 2007 Earnings Presentation
January 24, 2008

Gary Black
Chief Executive Officer

Greg Frost
Chief Financial Officer

Highlights

- 4Q 2007 EPS from continuing operations of $0.36, up from $0.29 in 3Q 2007, resulting in full year 2007 EPS from continuing operations of $1.13 up from $0.68 in 2006

  - 4Q 2007 included a net after-tax benefit of $0.03 per share

- Total company long-term net flows for 4Q 2007 of $3.2 billion versus $0.7 billion in 3Q 2007

  - $3.1 billion Janus (ex-INTECH) long-term net flows and INTECH net flows of $0.1 billion

- Assets Under Management ("AUM") at December 31, 2007 of $206.7 billion down slightly versus 3Q 2007

- Relative performance remains strong across multiple time periods

  - 89%, 86%, and 76% of JIF funds in the top 2 Lipper quartiles on a 1-, 3-, and 5-year total return basis, respectively, as of December 31, 2007 [1]

  - INTECH's 1-, 3-, and 5-year performance improved versus 3Q 2007

- Purchased $109 million of securities from Janus' money market funds [2]

- Repurchased $168 million of JNS stock in 4Q 2007 at an average price per share of $32.21

Notes:
(1)   Performance reported as of 12/31/2007. Data presented reflects past performance which is no guarantee of future results. See p. 11 and 30 for complete Lipper rankings and Morningstar ratings.
(2)   Total amount purchased includes securities from the Janus Institutional Money Market Fund, Institutional Cash Management Fund and Janus Money Market Fund, and reflects amortized cost plus accrued interest for each security.



2007 Accomplishments

- Delivered strong relative investment performance across multiple time periods [1]

- Positive long-term net flows for Janus (ex-INTECH) and significant improvement in market share

- Full year EPS growth of 66% [2]

- Achieved operating margins greater than 30%

- Increased penetration in the domestic intermediary channel

- Expanded global and alternative product lineup and non-US distribution footprint

- Launched the "Go Farther" marketing campaign and strengthened brand reputation

- Implemented a more efficient capital structure and reduced shares outstanding by 14%

- Successfully transitioned portfolios where PM changes have occurred

Notes:
(1)   References to performance reported as of 12/31/2007. Please see p. 11 and 30 for complete Lipper rankings, Morningstar ratings and performance.
(2)   Earnings per share is from continuing operations and excludes results from the printing and fulfillment segment.

3

2008 Goals focus on executing the current strategy

- Maintain strong overall investment performance

- Expand advisor distribution footprint and increase institutional penetration

- Continue to build-out non-US distribution

- Address evolving US retirement market and aging demographic

- Broaden global and alternative product capabilities

- Strengthen trust in the Janus brand

- Retention of key investment and management personnel



2007 Janus (ex-INTECH) net flows positive for the first time since 2000

Total Company Long-Term Net Flows [1]

($ in billions)



- 2007 total company and Janus (ex-INTECH) long-term net flows increased $7.5 billion and $17.2 billion, respectively, versus 2006

- Janus (ex-INTECH) organic growth of 7.7% in 2007 [2]

- 2007 INTECH net flows of $2.3 billion reflect improved performance and flows in 4Q 2007

Janus (ex-INTECH) Long-Term Net Flows [1]

($ in billions)



INTECH Net Flows

($ in billions)



Net Inflows   Net Outflows

Notes:
(1) Long-term net flows depicted exclude money market flows.
(2) Organic growth is defined as annual net flows divided by beginning of period AUM.

5

All four channels net flow positive in 2007

Flows by Channel
($ in billions, unless otherwise stated)

Retail (2007 EOP AUM $59.5 billion)



Domestic Intermediary (2007 EOP AUM $60.1 billion)



Institutional (2007 EOP AUM $62.8 billion) [1]



International (2007 EOP AUM $13.4 billion)



Note:
(1)   Assets and flows depicted exclude Institutional Money Market.

Gross Sales   Gross Redemptions   —— Net Sales

6



Growth returns and flows significantly outperform Value in 4Q 2007

Challenging market environment in 4Q 2007 [1]

Key Indices (Cumulative returns over designated periods)	2006	2007	4Q 2007
S&P 500[®]	15.8%	5.5%	-3.3%
Russell 1000[®] Growth	9.1%	11.8%	-0.8%
Russell 1000[®] Value	22.2%	-0.2%	-5.8%
MSCI World[℠]	20.1%	9.0%	-2.4%
MSCI EAFE[®]	26.3%	11.2%	-1.8%
MSCI EAFE[®] Growth	22.3%	16.5%	-0.3%
MSCI EAFE[®] Value	30.4%	6.0%	-3.3%

Source: Confluence (2007)

Growth returns negative in 4Q 2007, but continue to outperform Value [1]



Source: Confluence (2007)

Note:
(1) Data presented reflects past performance, which is no guarantee of future results.

Equity fund flows challenged by market headwinds in 4Q 2007

(Monthly net flows for mutual funds in $ billions, January 2007 – December 2007)



Source: Strategic Insight, Simfund (2007)

Growth flows continue to exceed Value in 4Q 2007

(Monthly net flows for domestic mutual funds in $ billions, January 2007 – December 2007)



Source: Strategic Insight, Simfund (2007)



7

Enhanced research and the strength of Janus' bench are limiting the effects of turnover

Janus Equity PM Tenure



Janus Equity Research Analyst Tenure [2,3]



Equity Research Analysts	27	34
Research Associates	0	22

Janus Stock Coverage



Investments / Enhancements to Janus' Research

- Fundamental, bottom-up research has been the core of our investment culture for more than 38 years

- Research efforts have been enhanced by expanded coverage, new global sector teams and increased focus on risk management

- Expanded equity analyst / research associate team

- $21 million investment team retention grant in January 2008

Notes:
(1)   Excludes portfolio mangers who departed in 2007.
(2)   Equity analyst tenure and headcount includes individuals who are considered both analysts and co-portfolio managers.
(3)   As of December 31, 2000 and December 31, 2007 Janus-managed AUM were $258 billion and $137 billion, respectively.



Continuing to deliver strong investment performance

- Janus products continue to outperform peers across multiple time periods [1]

    - 95%, 87% and 87% of Janus-managed JIF equity funds in the top 2 Lipper quartiles on a 1-, 3-, and 5-year total return basis, respectively, as of December 31, 2007

    - 68% of JIF funds had a 4 or 5 star Morningstar overall rating at December 31, 2007, based on risk-adjusted returns

    - All twelve JIF equity growth and core funds are in the top 2 Lipper quartiles on a 1-, 3-, 5- and 10-year total return basis, as of December 31, 2007

- INTECH's performance improved in 4Q 2007 [2]

    - 77% of strategies outperformed their respective benchmarks on a 1-year basis as of December 31, 2007, compared to 15% as of September 30, 2007

    - 89% of strategies with at least a 3-year track record have outperformed their respective benchmarks, on a 3-year basis, as of December 31, 2007, compared to 50% as of September 30, 2007

Data presented reflects past performance, which is no guarantee of future results.

Notes:
(1)   Performance reported as of 12/31/2007. See p. 11 and 30 for complete Lipper rankings and Morningstar ratings. Percentile ranking calculations exclude Janus Money Market Funds.
(2)   Performance reported as of 12/31/2007, on an annualized basis and net of fees. See p. 31-33 for standardized INTECH performance.



JIF equity performance has significantly improved on a 1-, 3- and 5-year basis, over the past four years [1]



Percent of Funds in Top 2 Lipper Quartiles Based on Total Returns

Past performance is no guarantee of future results. [1]References Lipper relative performance on a 1-, 3-, and 5-year basis as of 12/31/2007. [2]JIF Funds do not include Janus Capital Funds, Janus Adviser Series, Janus Aspen Series, Sub-advised or Money Markets. [3]Janus-Managed JIF Equity Funds also do not include JIF Value Funds, JIF Income Funds, or INTECH Risk-Managed Stock Fund. As of 12/31/2007, the number of funds in the Janus Investment Funds is 27. Funds not ranked by Lipper are not included in the analysis. Funds are ranked within their corresponding Lipper classification for the specified time period. See p. 11 for complete Lipper rankings.



10

Five Janus-managed JIF equity funds across four different Lipper categories are ranked in the top decile on a 1-, 3-, and 5-year total return basis

Janus Investment Fund ("JIF")

		12/31/07 AUM ($mm)	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
					Lipper Rankings Based on Total Returns as of 12/31/07									
Growth Funds:														
Janus Twenty Fund*	$	12,444	Aug-97	Large-Cap Growth Funds	1	6 / 723	1	5 / 602	1	1 / 515	1	2 / 239	1	2 / 203
Janus Fund	$	12,478	Oct-07	Large-Cap Growth Funds	41	294 / 723	30	179 / 602	32	161 / 515	39	92 / 239	‡	
Janus Orion Fund	$	5,096	Jun-00	Multi-Cap Growth Funds	3	11 / 518	1	1 / 399	1	1 / 339	-	-	20	43 / 221
Janus Research Fund	$	4,243	Jan-06	Large-Cap Growth Funds	5	32 / 723	8	45 / 602	3	12 / 515	3	7 / 239	2	11 / 670
Janus Enterprise Fund	$	2,153	Oct-07	Mid-Cap Growth Funds	22	131 / 601	15	72 / 487	11	43 / 404	46	77 / 170	‡	
Janus Venture Fund*	$	1,583	Jan-01	Small-Cap Growth Funds	18	105 / 591	14	64 / 477	4	13 / 394	19	34 / 179	14	42 / 311
Janus Triton Fund	$	164	Jun-06	Small-Cap Growth Funds	9	52 / 591	-	-	-	-	-	-	2	11 / 594
Core Funds:														
Janus Contrarian Fund	$	8,309	Feb-00	Multi-Cap Core Funds	3	19 / 883	1	1 / 669	1	2 / 507	-	-	7	19 / 304
Janus Growth and Income Fund	$	4,294	Nov-07	Large-Cap Core Funds	26	213 / 835	22	140 / 702	25	140 / 572	4	11 / 287	‡	
Janus Balanced Fund	$	2,750	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	4	16 / 450	6	19 / 340	32	77 / 240	3	3 / 132	4	12 / 308
Janus Fundamental Equity Fund	$	1,045	Nov-07	Large-Cap Core Funds	12	95 / 835	3	18 / 702	5	25 / 572	1	2 / 287	‡	
INTECH Risk-Managed Stock Fund	$	474	Feb-03	Multi-Cap Core Funds	49	420 / 883	36	237 / 669	-	-	-	-	35	180 / 512
Global/International Funds:														
Janus Overseas Fund*	$	10,910	Jun-03	International Funds	1	8 / 1089	1	1 / 798	1	1 / 681	3	8 / 314	1	1 / 698
Janus Worldwide Fund	$	4,174	Jun-04	Global Funds	53	226 / 431	79	255 / 324	97	258 / 267	80	92 / 116	80	242 / 304
Janus Global Technology Fund	$	949	Jan-06	Science & Technology Funds	22	59 / 269	16	37 / 242	40	88 / 223	-	-	34	89 / 262
Janus Global Life Sciences Fund	$	292	Apr-07	Health/Biotechnology Funds	3	4 / 180	20	30 / 153	20	28 / 142	-	-	‡	
Janus Global Research Fund	$	282	Feb-05	Global Funds	3	11 / 431	-	-	-	-	-	-	4	12 / 329
Janus Global Opportunities Fund	$	142	Jun-01	Global Funds	41	173 / 431	95	306 / 324	73	194 / 267	-	-	24	49 / 210
Value Funds:														
Janus Mid Cap Value Fund - Inv[1]	$	5,400	Aug-98	Mid-Cap Value Funds	20	62 / 323	23	55 / 242	29	55 / 194	-	-	3	2 / 67
Janus Small Cap Value Fund - Inv*[1]	$	787	Feb-97	Small-Cap Core Funds	26	196 / 775	31	187 / 611	69	329 / 478	16	26 / 169	14	17 / 127
Income Funds:														
Janus Flexible Bond Fund	$	792	May-07	Intermediate Inv Grade Debt Funds	11	58 / 547	21	95 / 460	22	85 / 395	41	75 / 184	‡	
Janus High-Yield Fund	$	571	Dec-03	High Current Yield Funds	67	304 / 455	30	146 / 382	82	273 / 334	20	30 / 151	45	162 / 360
Janus Short-Term Bond Fund	$	174	May-07	Short Investment Grade Debt Funds	34	86 / 256	30	77 / 206	19	29 / 154	33	27 / 82	‡	
Janus Federal Tax-Exempt Fund*	$	44	Feb-05	General Muni Debt Funds	99	234 / 237	100	220 / 220	100	211 / 211	98	140 / 143	100	219 / 220
Asset Allocation Funds:														
Janus Smart Portfolio-Growth[2]		N/A	Dec-05	Mixed-Asset Target Alloc. Growth Funds	2	11 / 640	-	-	-	-	-	-	2	10 / 584
Janus Smart Portfolio-Moderate[2]		N/A	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	2	5 / 450	-	-	-	-	-	-	2	5 / 402
Janus Smart Portfolio-Conservative[2]		N/A	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	1	3 / 434	-	-	-	-	-	-	2	4 / 338

Lipper Quartile: 1st | 2nd | 3rd | 4th

*Closed to new investors. ‡ In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Past performance is no guarantee of future results.

Lipper Inc. rankings are historical with capital gains and dividends reinvested. [1]Ranking is for the investor share class only; other classes may have different performance characteristics. [2]AUM for the asset allocation funds are not reported separately as they have been reflected in the respective underlying funds.

If an expense waiver was in effect, it may have had a material effect on the total return or yield and therefore, the ranking for the period.



Financials

Greg Frost
Chief Financial Officer

4Q 2007 Financial overview

- 4Q 2007 EPS from continuing operations of $0.36, up from $0.29 in 3Q 2007 and $0.18 in 4Q 2006 [1,2]
- Average AUM of $207.6 billion and revenue from continuing operations of $311.5 million up 7.3% and 9.5%, respectively, from 3Q 2007
- Operating expenses of $221.3 million in 4Q 2007 were up 17.2% from 3Q 2007 due to higher variable expenses and a net impact of $12.0 million from the following items:
  - $17.0 million of departure-related acceleration of long-term incentive compensation partially offset by $5.0 million of insurance recoveries
- 4Q 2007 operating margin of 29.0% versus 33.7% in 3Q 2007 and 25.6% in 4Q 2006
- Non-operating items include a net benefit of $18.6 million from the following items:
  - $17.6 million gain from consolidating seed capital investments, $2.0 million impairment charge taken in connection with the purchase of securities from Janus' money market funds[3] and a $3.0 million state tax benefit

Notes:

(1) During the third quarter 2007 Janus initiated a plan to dispose of its printing and fulfillment business and has reclassified it to discontinued operations. Likewise, financial reporting of continuing operations excludes results of the printing and fulfillment segment.

(2) Discontinued operations results in 4Q 2007 included a (net of tax) impairment charge of $31.1 million, or $0.18 per share.

(3) Reflects $109 million of Stanfield Victoria Funding LLC securities purchased from the Janus Institutional Money Market Fund, Institutional Cash Management Fund and Janus Money Market Fund, and reflects amortized cost plus accrued interest for each security.



Janus' operating margins exceed 30% in 2007

Revenue and Average AUM
(Revenue $ in millions, average AUM $ in billions)



Operating Income and Margin [1]
($ in millions)



Net Income and Earnings per Share [1,2]
(Net income $ in millions, earnings per share $)



- Operating margins expanded 580 bps in 2007

- Incremental operating margin of 61% in 2007 [3]

- 2007 EPS increased 66% versus 2006

Notes:
(1)   The amounts presented for 2004 and 2005 are on an adjusted (non-GAAP) basis, all other amounts are presented on a GAAP basis.
(2)   During the third quarter 2007 Janus initiated a plan to dispose of its printing and fulfillment business and has reclassified it to discontinued operations. Likewise, financials shown above for all periods are from continuing operations only.
(3)   Incremental operating margin is defined as the change in operating income divided by the change in revenue.



$829 million in excess cash returned to shareholders in 2007

Janus cumulative stock buyback activity since 2004
(Amount of buybacks in $ millions, shares outstanding in millions)



- 4Q 2007 buyback activity

  - $168 million of repurchases

  - 5.2 million shares repurchased

  - $32.21 average price per share

  - 2.4% net share reduction

- Full year 2007 buyback activity

  - $829 million of repurchases

  - 31.5 million shares repurchased

  - $26.27 average price per share

  - 14.1% net share reduction

- 30.5% net share reduction since June 30, 2004



Note:
(1)   Cumulative net share reduction calculated as end of period shares outstanding divided by 239.4 million; the number of shares outstanding as of June 30, 2004.

Summary

- Continuing to deliver strong relative investment performance [1]
- Limiting effects of turnover through continued investments in research and bench strength
- Improved INTECH performance and net flows [2]
- Positive total company long-term net flows for the third consecutive year
- Continued focus on intermediary and institutional distribution
- Improved operating margin and EPS
- Returning excess cash to shareholders via stock buybacks

Data presented reflects past performance, which is no guarantee of future results.

Notes:
(1) References to performance reported as of 12/31/2007. See p. 11 and 30 for complete Lipper rankings, Morningstar ratings and performance.
(2) References to performance reported as of 12/31/2007. See p. 31-33 for standardized INTECH performance.



Appendix

AUM by investment discipline and distribution channel

$206.7 billion in AUM as of 12/31/07

By Investment Discipline



Money Market ($12.8bn)
Global / International ($22.3bn)
Fixed Income ($4.9bn)
Value ($10.3bn)
Growth / Blend ($86.7bn)
Mathematical ($69.7bn)

6%
11%
2%
5%
42%
34%

By Distribution Channel



Institutional ($73.7bn)
Retail ($59.5bn)
International ($13.4bn)
Domestic Intermediary ($60.1bn)

35%
29%
7%
29%

18

INTECH net flows returned to positive in 4Q 2007

Total Company Long-Term Net Flows by Quarter [1]

($ in billions)



- Total company long-term net flows of $3.2 billion in 4Q 2007

- Janus (ex-INTECH) long-term net flows of $3.1 billion in 4Q 2007

- 4Q 2007 INTECH net flows of $0.1 billion

Janus (ex-INTECH) Long-Term Net Flows by Quarter [1]

($ in billions)



INTECH Net Flows by Quarter

($ in billions)



■ Net Inflows   ■ Net Outflows



Note:
(1) Long-term net flows depicted exclude money market flows.

Improvement in Institutional and International channels driven by INTECH net flows

Flows by Channel [1]
($ in billions, unless otherwise stated)

Retail (AUM $59.5 billion)



Domestic Intermediary (AUM $60.1 billion)



Institutional (AUM $62.8 billion) [2]



International (AUM $13.4 billion)



Notes:
(1) Annualized sales and redemption rates calculated as a percentage of beginning of period assets.
(2) Assets and flows depicted exclude Institutional Money Market.

Gross Sales   Gross Redemptions   Net Sales

20



4Q 2007 EPS from continuing operations of $0.36 up $0.07 from 3Q 2007

Consolidated Entity

($ in millions, except AUM and per share data)	Quarter Ended			Year Ended		
	December 31, 2007	September 30, 2007	Variance (%)	December 31, 2007	December 31, 2006	Variance (%)
Average AUM ($ in billions)	$ 207.6	$ 193.5	7.3%	$ 190.4	$ 156.7	21.5%
Continuing Operations [1]						
Revenue	$ 311.5	$ 284.6	9.5%	$ 1,117.0	$ 935.8	19.4%
Operating expenses	221.3	188.8	17.2%	767.7	696.9	10.2%
Operating income	90.2	95.8	-5.8%	349.3	238.9	46.2%
Operating margin	29.0%	33.7%		31.3%	25.5%	
Interest expense	(18.9)	(18.9)	0.0%	(58.8)	(32.3)	82.0%
Investment gains, net	19.0	0.5	n/a	20.7	11.7	76.9%
Other income, net	9.3	8.4	10.7%	27.9	25.3	10.3%
Income tax provision	(34.3)	(32.0)	7.2%	(122.6)	(90.1)	36.1%
Equity earnings of unconsolidated affiliate	1.9	1.9	0.0%	7.2	7.1	1.4%
Minority interest in consolidated earnings	(5.6)	(4.9)	14.3%	(21.7)	(21.7)	0.0%
Net income from continuing operations	$ 61.6	$ 50.8	21.3%	$ 202.0	$ 138.9	45.4%
Net loss from discontinued operations [2]	(0.8)	(2.6)	-69.2%	(8.6)	(5.3)	62.3%
Impairment related to discontinued operations, net of taxes	(31.1)	(36.0)	0.0%	(67.1)	-	0.0%
Net income	$ 29.7	$ 12.2	143.4%	$ 126.3	$ 133.6	-5.5%
Diluted earnings per share [3]						
Continuing operations	$ 0.36	$ 0.29	23.4%	$ 1.13	$ 0.68	65.7%
Discontinued operations excluding impairment charge [2]	(0.00)	(0.01)	-68.7%	(0.05)	(0.03)	84.9%
Discontinued operations impairment charge [2]	(0.18)	(0.21)	-12.1%	(0.38)	-	0.0%
Diluted earnings per share	$ 0.17	$ 0.07	147.7%	$ 0.71	$ 0.66	7.7%
Weighted average diluted shares outstanding (in millions)	170.9	173.9	-1.7%	178.6	203.5	-12.2%

Notes:
(1)   Continuing operations previously disclosed as the investment management segment.
(2)   Discontinued operations previously disclosed as the printing and fulfillment segment.
(3)   Each component of EPS presented has been individually rounded to enhance accuracy.



21

Decline in 4Q 2007 operating margin reflects 17.2% increase in operating expense

Continuing Operations

($ in millions, except AUM and per share data)	Quarter Ended					Year Ended				
		December 31, 2007		September 30, 2007	Variance (%)		December 31, 2007		December 31, 2006	Variance (%)
Average AUM ($ in billions)	$	207.6	$	193.5	7.3%	$	190.4	$	156.7	21.5%
Revenue										
Investment management fees	$	247.9	$	228.5		$	897.9	$	750.2	
Performance fees [1]		8.1		5.1			19.5		14.9	
Other		55.5		51.0			199.6		170.7	
Total revenue		311.5		284.6	9.5%		1,117.0		935.8	19.4%
Basis Points										
Investment management fees		*47.4*		*46.9*			*47.2*		*47.9*	
Investment management fees and performance fees		*48.9*		*47.9*			*48.2*		*48.8*	
Operating expenses										
Employee compensation and benefits		95.4		91.1			360.7		315.2	
Long-term incentive compensation		30.4		13.8			79.9		82.7	
Marketing and advertising		9.3		6.5			25.9		28.3	
Distribution		41.2		35.4			141.7		110.2	
Depreciation and amortization		9.1		8.9			33.8		32.0	
General, administrative and occupancy		35.9		33.1			125.3		117.5	
Restructuring and impairments		-		-			0.4		11.0	
Total operating expense		221.3		188.8	17.2%		767.7		696.9	10.2%
Operating income	$	90.2	$	95.8	-5.8%	$	349.3	$	238.9	46.2%
Operating margin		29.0%		33.7%			31.3%		25.5%	

Note:
(1)   Includes private account and mutual fund performance fees. Mutual fund performance fee detail is presented on p. 24.



Printing and fulfillment has been reclassified as discontinued operations

($ in millions except AUM and per share data)	1Q 2006	2Q 2006	3Q 2006	4Q 2006	2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	2007
Average AUM ($ in billions)	154.4	154.0	153.2	165.1	156.7	172.1	188.2	193.5	207.6	190.4
Revenue										
Investment management fees	$ 185.6	$ 187.0	$ 183.5	$ 194.1	$ 750.2	$ 200.9	$ 220.6	$ 228.5	$ 247.9	$ 897.9
Performance fees	4.2	4.3	4.0	2.4	14.9	2.5	3.8	5.1	8.1	19.5
Other	42.7	41.8	41.5	44.7	170.7	44.5	48.6	51.0	55.5	199.6
Total revenue	232.5	233.1	229.0	241.2	935.8	247.9	273.0	284.6	311.5	1,117.0
Operating expenses										
Employee compensation and benefits	83.4	78.2	70.7	82.9	315.2	87.4	86.8	91.1	95.4	360.7
Long-term incentive compensation	22.0	23.0	17.0	20.7	82.7	18.7	17.0	13.8	30.4	79.9
Marketing and advertising	5.4	7.7	6.6	8.6	28.3	5.1	5.0	6.5	9.3	25.9
Distribution	26.8	27.2	26.1	30.1	110.2	30.6	34.5	35.4	41.2	141.7
Depreciation and amortization	8.3	8.3	7.6	7.8	32.0	7.1	8.7	8.9	9.1	33.8
General, administrative and occupancy	23.7	31.4	33.5	28.9	117.5	29.7	26.6	33.1	35.9	125.3
Restructuring and impairments	-	-	10.5	0.5	11.0	0.4	-	-	-	0.4
Total operating expense	169.6	175.8	172.0	179.5	696.9	179.0	178.6	188.8	221.3	767.7
Operating income	62.9	57.3	57.0	61.7	238.9	68.9	94.4	95.8	90.2	349.3
Operating margin	27.1%	24.6%	24.9%	25.6%	25.5%	27.8%	34.6%	33.7%	29.0%	31.3%
Interest expense	(7.0)	(7.2)	(8.1)	(10.0)	(32.3)	(9.5)	(11.5)	(18.9)	(18.9)	(58.8)
Investment gains, net	2.5	2.0	2.3	4.9	11.7	0.8	0.4	0.5	19.0	20.7
Other income, net	6.0	5.2	5.7	8.4	25.3	5.6	4.6	8.4	9.3	27.9
Income tax provision	(23.4)	(20.9)	(20.4)	(25.4)	(90.1)	(23.4)	(32.9)	(32.0)	(34.3)	(122.6)
Equity earnings of unconsolidated affiliate	1.7	2.0	1.7	1.7	7.1	1.7	1.7	1.9	1.9	7.2
Minority interest	(5.4)	(5.2)	(5.6)	(5.5)	(21.7)	(6.1)	(5.1)	(4.9)	(5.6)	(21.7)
Income from continuing operations	37.3	33.2	32.6	35.8	138.9	38.0	51.6	50.8	61.6	202.0
Loss from discontinued operations	(2.0)	(2.1)	(3.1)	1.9	(5.3)	(2.4)	(2.8)	(38.6)	(31.9)	(75.7)
Net income	$ 35.3	$ 31.1	$ 29.5	$ 37.7	$ 133.6	$ 35.6	$ 48.8	$ 12.2	$ 29.7	$ 126.3
Diluted earnings per share [1]										
Continuing operations	$ 0.18	$ 0.16	$ 0.16	$ 0.18	$ 0.68	$ 0.20	$ 0.28	$ 0.29	$ 0.36	$ 1.13
Discontinued operations	(0.01)	(0.01)	(0.02)	0.01	(0.03)	(0.01)	(0.02)	(0.22)	(0.19)	(0.42)
Total	$ 0.17	$ 0.15	$ 0.15	$ 0.19	$ 0.66	$ 0.19	$ 0.27	$ 0.07	$ 0.17	$ 0.71

Note:
(1)   Each component of EPS presented has been individually rounded to enhance accuracy.

23



Mutual funds with performance-based advisory fees

Mutual Funds with Performance Fees [1]
(AUM $ in millions, performance fees $ in thousands)

	EOP AUM 12/31/2007	Benchmark	Base Fee	Performance Fee [2]	Performance Hurdle vs. Benchmark	4Q 2007 P&L Impact of Performance Fees
Contrarian Funds [2]						
Janus Contrarian Fund	$8,208.6	S&P 500® Index	0.64%	± 15 bps	± 7.00%	$1,950.2
Janus Adviser Contrarian Fund	$253.7	S&P 500® Index	0.64%	± 15 bps	± 7.00%	$21.3
Worldwide Funds [2]						
Janus Worldwide Fund	$4,174.5	MSCI World℠ Index	0.60%	± 15 bps	± 6.00%	$561.7
Janus Adviser Worldwide Fund	$168.2	MSCI World℠ Index	0.60%	± 15 bps	± 6.00%	$8.8
Janus Aspen Worldwide Growth Portfolio	$1,347.2	MSCI World℠ Index	0.60%	± 15 bps	± 6.00%	$195.9
Research Fund [3]						
Janus Research Fund	$4,862.2	Russell 1000® Growth Index	0.64%	± 15 bps	± 5.00%	$1,533.0
Global Research Fund						
Janus Global Research Fund [4,5]	$281.8	Russell 1000® Index / MSCI World Growth Index	0.64%	± 15 bps	± 6.00%	$49.9
Janus Advisor Global Research Fund [3]	$2.1	MSCI World Growth Index	0.64%	± 15 bps	± 6.00%	N/A
Global Real Estate [6]						
Janus Advisor Global Real Estate Fund	$6.1	FTSE EPRA / NAREIT Global Real Estate Index	0.75%	± 15 bps	± 4.00%	N/A
International Equity Fund [7]						
Janus Adviser International Equity Fund	$37.0	MSCI EAFE® Index	0.68%	± 15 bps	± 7.00%	$1.8
Risk-Managed Funds [5]						
INTECH Risk-Managed Stock Fund	$474.0	S&P 500® Index	0.50%	± 15 bps	± 4.00%	($186.1)
Janus Adviser INTECH Risk-Managed Core Fund	$178.4	S&P 500® Index	0.50%	± 15 bps	± 4.00%	($50.4)
Janus Aspen INTECH Risk-Managed Core Portfolio	$31.9	S&P 500® Index	0.50%	± 15 bps	± 4.00%	($7.2)
Mid Cap Value Funds [2,3]						
Janus Mid Cap Value Fund	$6,444.5	Russell Midcap Value® Index	0.64%	± 15 bps	± 4.00%	$747.3
Janus Adviser Mid Cap Value Fund	$833.8	Russell Midcap Value® Index	0.64%	± 15 bps	± 4.00%	$69.8
Janus Aspen Mid Cap Value Portfolio	$76.4	Russell Midcap Value® Index	0.64%	± 15 bps	± 4.00%	$8.9
Total	$27,380.5					$4,904.8

24



Past performance is no guarantee of future results. Please refer to footnotes on p. 25.

Mutual funds with performance-based advisory fees (cont'd)

Notes:

(1) The funds listed have a performance-based investment advisory fee that adjusts upward or downward based on each fund's performance relative to an approved benchmark index over a performance measurement period. Please see the Funds' Statement of Additional Information for more details. Actual performance measurement periods used for calculating the performance fees are from 12 months up to 36 months, and then over 36 month rolling periods.

(2) Adjustment of ±15 bps assumes constant assets and could be higher or lower depending on asset fluctuations.

(3) The performance measurement period began on 2/1/2006 and the performance adjustment was implemented as of 2/1/2007.

(4) Effective December 31, 2006, Janus Research Fund changed its name to Janus Global Research Fund. Effective January 1, 2007, Janus Global Research Fund will benchmark its performance to the MSCI World Growth Index. This index will be used to calculate the Fund's performance adjustment to the investment advisory fee for periods after January 1, 2007. The Russell 1000® Index will be used to calculate the performance adjustment to the investment advisory fee for periods prior to January 1, 2007.

(5) The performance measurement period began on 1/1/2006 and the performance adjustment was implemented as of 1/1/2007.

(6) The performance measurement period began on 12/1/2007 and the performance adjustment will be implemented as of 12/1/2008.

(7) The performance measurement period began on 12/1/2006 and the performance adjustment was implemented as of 12/1/2007.

(8) Performance fees paid by the Fund are split 50/50 (net of any reimbursements of expenses incurred or waived by Janus Capital) with Perkins, Wolf, McDonnell, and Company LLC., sub-adviser for the Mid Cap Value funds. Data shown for Janus Mid Cap Value Fund includes both investor and institutional share classes.

The Russell Midcap® Value Index measures the performance of those Russell Midcap® companies with lower price-to-book ratios and lower forecasted growth rates.

The MSCI World Growth Index is a subset of the Morgan Stanley Capital World™ Index which is a market capitalization weighted index composed of companies representative of the market structure of developed market countries around the world. The index includes reinvestment of dividends, net of foreign withholding taxes.

The FTSE EPRA/NAREIT Global Real Estate Index is a global market capitalization weighted index composed of listed real estate securities in the North American, European and Asian real estate markets.



LTI amortization schedule

Full-Year 2008 Long-Term Incentive Compensation Amortization [1,2]

($ in millions)

	% remaining to vest	Amount remaining to vest	2008 EPS Growth Assumptions					
			<10%	10% - 15%	15% - 20%	20% - 25%	25% - 50%	>50%
% amortized based on EPS growth			25%	30%	35%	40%	45%	50%
2005 grant	0%	$ -	$ -	$ -	$ -	$ -	$ -	$ -
2006 grant	10%	3.6	3.6	3.6	3.6	3.6	3.6	3.6
2007 grant [3]	55%	16.0	7.8	9.1	10.4	11.8	13.1	14.4
2008 grant [4]	100%	70.0 - 75.0	Grants vest over 3 years					
Retention / Succession grants								
Janus investment team [4]	100%	21.0	Grants vest over 4 years					
INTECH [4]	100%	25.0	Grants vest over 10 years					
All other [5]	n/a	13.9	8.2	8.7	9.1	9.6	10.0	10.5

Notes:
(1)   Schedule reflects LTI awards granted as of 12/31/2007 and estimates January 2008 annual awards for 2007 performance.
(2)   Includes reduction in expense related to estimated forfeitures.
(3)   2008 EPS growth for the 2007 grant is calculated excluding the $7 million decrease related to the 2002 5% grant becoming fully amortized in 2007.
(4)   Grants do not include performance based acceleration and vest on a pro rata basis.
(5)   Includes other grants with no performance vesting and grants made to executives which will not vest if targeted EPS growth is not met.



Reconciliation Of Non-GAAP Amounts – Full Year 2005

Janus management analyzes historical results for periods prior to 2006 after adjusting for certain items that are not ongoing or are non-operational in nature. The company believes that excluding these items is useful to management and investors because it provides a more comparable basis for evaluating Janus' operating results and financial performance over time. Internally, these adjusted results are used to evaluate the performance of the company. See notes to non-GAAP adjustments on p. 29.

Continuing Operations	Year Ended December 31, 2005			
($ in millions, except per share data)	Investment Management	Non-GAAP Adjustments		Investment Management Adjusted
Revenues	$ 868.3	$ -		$ 868.3
Operating expenses				
Employee compensation and benefits	299.5	(9.8)	①	289.7
Long-term incentive compensation	75.1	(1.5)	①	73.6
Marketing and advertising	30.4	(2.0)	②	28.4
Distribution	102.9	-		102.9
Depreciation and amortization	35.9	-		35.9
General, administrative and occupancy	135.1	(7.9)	②③	127.2
Restructuring and impairments	5.5	(5.5)	④	-
Provision for mutual fund investigation	(9.3)	9.3	⑤	-
Total	675.1	(17.4)		657.7
Operating income	193.2	17.4		210.6
Operating margin	22.3%			24.3%
Interest expense	(28.6)	-		(28.6)
Other income, net	37.9	(9.9)	⑥	28.0
Income tax provision	(72.8)	(2.2)	⑦	(75.0)
Equity earnings of unconsolidated affiliate	7.1	-		7.1
Minority interest in consolidated earnings	(20.0)	-		(20.0)
Net income	$ 116.8	$ 5.3		$ 122.1
Diluted earnings per share	$ 0.53	$ 0.02		$ 0.56



Reconciliation Of Non-GAAP Amounts – Full Year 2004

Janus management analyzes historical results for periods prior to 2006 after adjusting for certain items that are not ongoing or are non-operational in nature. The company believes that excluding these items is useful to management and investors because it provides a more comparable basis for evaluating Janus' operating results and financial performance over time. Internally, these adjusted results are used to evaluate the performance of the company. See notes to non-GAAP adjustments on p. 29.

Continuing Operations	Year Ended December 31, 2004				
($ in millions, except per share data)	Investment Management	Non-GAAP Adjustments		Investment Management Adjusted	
Revenues	$ 921.8	$ -		$ 921.8	
Operating expenses					
Employee compensation and benefits	249.3	(24.8)	[6]	224.5	
Long-term incentive compensation	110.5	(22.0)	[6]	88.5	
Marketing and advertising	28.6	-		28.6	
Distribution	125.1	-		125.1	
Depreciation and amortization	48.9	-		48.9	
General, administrative and occupancy	139.4	-		139.4	
Restructuring and impairments	24.4	(24.4)	[9]	-	
Provision for mutual fund investigation	65.0	(65.0)	[10]	-	
Total	791.2	(136.2)		655.0	
Operating income	**130.6**	**136.2**		**266.8**	
Operating margin	14.2%			28.9%	
Interest expense	(38.4)	(2.5)	[11]	(40.9)	
Loss on early extinguishment of debt	(55.5)	55.5	[12]	-	
Gain on disposition of DST common shares	228.0	(228.0)	[13]	-	
Other income, net	18.9	-		18.9	
Income tax provision	(99.4)	5.0	[7]	(94.4)	
Equity earnings of unconsolidated affiliate	6.1	-		6.1	
Minority interest in consolidated earnings	(10.0)	-		(10.0)	
Net income (loss)	**$ 180.3**	**$ (33.8)**		**$ 146.5**	
Diluted earnings (loss) per share	**$ 0.78**	**$ (0.15)**		**$ 0.63**	



Notes to non-GAAP adjustments

Notes:

(1) Severance charges related to the departure of the Chief Financial Officer, Principal Operating Officer and other administrative personnel and expenses incurred as a result of the August 2005 cost reduction plan.

(2) Costs associated with the settlement-mandated fund proxy mailing.

(3) Accrual related to the possible resolution of certain legal-related matters.

(4) Charges related to the closure of a Bay Isle Financial LLC facility in Oakland, California, severance of a Bay Isle portfolio manager and impairment of intangibles associated with the loss of institutional accounts.

(5) Insurance recoveries of $14.4 million for costs incurred related to the mutual fund investigation, net of ongoing legal fees.

(6) Realized gain on the sale of investments. In the first and second quarters of 2005, the Company reduced its seed capital investments by $22.8 million and $26.0 million, respectively. This reduction in seed capital produced after-tax gains of $2.5 million and $3.6 million in the first and second quarters of 2005, respectively. Included in the third and fourth quarters of 2005 are $1.9 million and $1.9 million, respectively, of investment gains which have not been adjusted.

(7) Includes tax effect of adjustments. 2005 also includes $5.0 million for the reversal of a tax contingency and year-to-date 2004 includes $22.5 million for the reversal of a tax contingency.

(8) Charges related to severance payments, accelerated vesting of restricted stock as a result of executive level departures and equity awards granted on a vested basis.

(9) Charge of $8.2 million related to the closure of Janus' Austin, Texas facility in 2001, $2.0 million from the sale of Bay Isle Financial LLC's Private Client Asset Management Division and $14.2 million related to the write-down of intangible assets as a result of termination notices received from certain subadvised accounts.

(10) Charges related to the mutual fund investigation, including civil penalties, restoration, legal, and other administrative costs.

(11) Interest associated with the $22.5 million tax contingency reversal discussed in note 7.

(12) As a result of the debt extinguishment, Janus incurred a non-operating charge of $55.5 million, primarily related to the premium paid to exchange the old notes for new notes given declines in interest rates.

(13) On June 16, 2004 Janus sold its remaining 7.4 million shares of DST common stock to an unrelated third party. The sale resulted in a pretax gain of $228.0 million.

Full results including discontinued operations can be found in Janus' financial statements on record with the SEC at www.sec.gov.

29

Morningstar Rating™ based on risk-adjusted returns as of December 31, 2007

Janus Investment Fund ("JIF")

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

Fund	Category	Overall Rating Stars	Overall Rating # of Funds	Three-year Rating Stars	Three-year Rating # of Funds	Five-year Rating Stars	Five-year Rating # of Funds	Ten-year Rating Stars	Ten-year Rating # of Funds
Janus Fund	Large Growth Funds	★★★	1449	★★★	1449	★★★	1215	★★★	554
Janus Enterprise Fund	Mid-Cap Growth Funds	★★★★	811	★★★★★	811	★★★★★	682	★★	291
Janus Growth and Income Fund	Large Growth Funds	★★★★	1449	★★★	1449	★★★	1215	★★★★★	554
Janus Research Fund	Large Growth Funds	★★★★	1449	★★★★★	1449	★★★★	1215	★★★★	554
Janus Orion Fund	Mid-Cap Growth Funds	★★★★★	811	★★★★★	811	★★★★★	682		N/A
Janus Twenty Fund [1]	Large Growth Funds	★★★★★	1449	★★★★★	1449	★★★★★	1215	★★★★	554
Janus Venture Fund [1]	Small Growth Funds	★★★★	671	★★★★	671	★★★★★	556	★★★	258
Janus Triton Fund	Small Growth Funds		N/A		N/A		N/A		N/A
Janus Global Research Fund	World Stock Funds		N/A		N/A		N/A		N/A
Janus Global Life Sciences Fund	Specialty-Health Funds	★★★★	184	★★★★	184	★★★★	169		N/A
Janus Global Technology Fund	Specialty-Technology Funds	★★★	269	★★★★	269	★★★	245		N/A
Janus Overseas Fund [1]	Foreign Large Growth Funds	★★★★★	173	★★★★★	173	★★★★★	155	★★★★	67
Janus Worldwide Fund	World Stock Funds	★★	440	★★	440	★	388	★★	185
Janus Global Opportunities Fund	World Stock Funds	★★	440	★	440	★★	388		N/A
Janus Balanced Fund	Moderate Allocation Funds	★★★★	894	★★★★	894	★★★	698	★★★★★	396
INTECH Risk-Managed Stock Fund	Large Blend Funds	★★★★	1623	★★★★	1623		N/A		N/A
Janus Fundamental Equity Fund	Large Blend Funds	★★★★★	1623	★★★★★	1623	★★★★	1278	★★★★★	594
Janus Contrarian Fund	Large Blend Funds	★★★★★	1623	★★★★★	1623	★★★★★	1278		N/A
Janus Mid Cap Value Fund - Investor Shares [2]	Mid-Cap Value Funds	★★★★	274	★★★★	274	★★★★	220		N/A
Janus Small Cap Value Fund - Investor Shares [1,2]	Small Value Funds	★★★★	329	★★★★	329	★★★	258	★★★★	92
Janus Federal Tax-Exempt Fund [1]	Muni National Long Funds	★	252	★	252	★	244	★	192
Janus Flexible Bond Fund	Intermediate-Term Bond Funds	★★★★	967	★★★★	967	★★★★	826	★★★	414
Janus High-Yield Fund	High Yield Bond Funds	★★★	466	★★★	466	★★	398	★★★★	192
Janus Short-Term Bond Fund	Short-Term Bond Funds	★★★	374	★★★	374	★★★★	282	★★★	159
Janus Smart Portfolio-Growth	Moderate Allocation Funds		N/A		N/A		N/A		N/A
Janus Smart Portfolio-Moderate	Moderate Allocation Funds		N/A		N/A		N/A		N/A
Janus Smart Portfolio-Conservative	Conservative Allocation Funds		N/A		N/A		N/A		N/A
Percent of funds rated 4 or 5 Stars		68.2%		68.2%		57.1%		53.3%	

Data presented reflects past performance, which is no guarantee of future results.

Notes: [1]Closed to new investors. [2]Rating is for this share class only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

30



Latest INTECH standardized performance [1]

Composite and Respective Index (Composite returns shown net of fees)	Inception Date	Annualized Returns (%) for Periods Ended 12/31/07				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth Composite	7/93	7.87	7.63	13.06	10.77	14.59
S&P 500® / Citigroup Growth Index		9.14	7.77	10.79	4.69	9.99
Difference versus S&P 500® / Citigroup Growth Index		(1.27)	(0.14)	2.27	6.08	4.60
Enhanced Plus Composite	7/87	7.22	10.07	14.53	8.43	11.77
S&P 500® Index		5.49	8.62	12.83	5.91	10.48
Difference versus S&P 500® Index		1.73	1.45	1.70	2.52	1.29
Broad Large Cap Growth Composite	11/00	11.01	8.79	13.43	--	1.64
Russell 1000® Growth Index		11.81	8.69	12.11	--	(2.42)
Difference versus Russell 1000® Growth Index		(0.80)	0.10	1.32	--	4.06
Broad Enhanced Plus Composite	4/01	6.30	9.37	14.07	--	7.71
Russell 1000® Index		5.77	9.08	13.43	--	5.91
Difference versus Russell 1000® Index		0.53	0.29	0.64	--	1.80
Enhanced Index Composite	4/98	5.97	9.02	13.10	--	5.68
S&P 500® Index		5.49	8.62	12.83	--	4.65
Difference versus S&P 500® Index		0.48	0.40	0.27	--	1.03
Large Cap Core Composite	8/01	6.64	10.01	15.28	--	7.63
S&P 500® Index		5.49	8.62	12.83	--	4.89
Difference versus S&P 500® Index		1.15	1.39	2.45	--	2.74
Broad Large Cap Value Composite	8/04	1.74	9.43	--	--	12.70
Russell 1000® Value Index		(0.16)	9.31	--	--	12.26
Difference versus Russell 1000® Value Index		1.90	0.12	--	--	0.44
Global Core Composite	1/05	11.49	15.23	--	--	15.23
MSCI Developed World® Index		9.57	13.30	--	--	13.30
Difference versus MSCI Developed World® Index		1.92	1.93	--	--	1.93
Large Cap Value Composite	7/93	3.17	10.76	15.80	9.74	12.55
S&P 500® / Citigroup Value Index		2.00	9.42	14.85	6.71	10.70
Difference versus S&P 500® / Citigroup Value Index		1.17	1.34	0.95	3.03	1.85



Note:
(1)   Returns for periods greater than 1-year are annualized. See notes to performance on p. 33.

Latest INTECH standardized performance (cont'd) [1]

Composite and Respective Index (Composite returns shown net of fees)	Inception Date	Annualized Returns (%) for Periods Ended 12/31/07				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Broad Enhanced Index	3/06	6.33	--	--	--	8.94
Russell 1000® Index		5.77	--	--	--	9.72
Difference versus Russell 1000® Index		0.56	--	--	--	(0.78)
International Equity	11/06	16.70	--	--	--	23.35
MSCI EAFE® Index		11.36	--	--	--	15.76
Difference versus MSCI EAFE® Index		5.34	--	--	--	7.59
Long/Short Market Neutral	12/06	8.35	--	--	--	7.35
LIBOR 3-Month Rate		5.26	--	--	--	5.26
Difference versus LIBOR 3-Month Rate		3.09	--	--	--	2.09
Collared Long/Short (120/20)	1/07	7.99	--	--	--	7.99
Russell 1000® Index		5.77	--	--	--	5.77
Difference versus Russell 1000® Index		2.22	--	--	--	2.22

Note:

(1)   Returns for periods greater than 1-year are annualized. See notes to performance on p. 33.

32



Latest INTECH standardized performance (cont'd)

Past performance cannot guarantee future results. Your principal may be at risk during certain market periods. Performance results reflect the reinvestment of dividends and other earnings. Portfolio performance results shown are time-weighted rates of return using daily valuation and include the effect of transaction costs (commissions, exchange fees, etc.). The composites include all actual fee paying accounts managed on a fully discretionary basis according to the investment strategy from inception date, including those no longer under management. Accounts meeting such criteria enter the composite upon the full first month under management.

The gross performance results presented do not reflect the deduction of investment advisory fees and returns will be reduced by such advisory fee and other contractual expenses as described in the individual contract and INTECH's Form ADV Part II.

The net performance results do not reflect the deduction of investment advisory fees actually charged to the accounts in the composite. However, the net performance results do reflect the deduction of model investment advisory fees. For example, through December 31, 2004, net returns were derived using the maximum fixed fee in effect for each strategy. As of January 1, 2005, net returns were calculated by applying the standard fee schedule in effect for the respective period to each account in the composite on a monthly basis. Actual advisory fees may vary among clients invested in this strategy. Actual advisory fees paid may be higher or lower than model advisory fees.

The S&P 500®/Citigroup Growth Index is a capitalization-weighted index. The S&P 500®/Citigroup style indices allow for overlap between growth and value. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure growth and will be allocated to the growth index. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure value and will be allocated to the value index. The remaining stocks that are neither pure growth nor pure value will be apportioned between the two style indices. The S&P 500®/Citigroup style indices will be reconstituted annually. The annual reconstitution of the S&P 500®/Citigroup style indices will occur annually on the 3rd Friday of December to coincide with futures and options expiration. From inception to 12/31/2005, the portfolio's benchmark was the S&P 500®/Barra Growth Index (the "Barra Index"). During the period from 1/01/2006 to 3/31/2006, the benchmark return consisted partially of the return of the Barra Index and the S&P 500®/Citigroup Growth Index (the "Citigroup Index") to resemble the portfolio's composition during the transitional period. The index data for the Large Cap Growth index above is representative of this change.

The S&P 500®/Citigroup Value Index is a capitalization-weighted index. The S&P 500®/Citigroup style indices allow for overlap between growth and value. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure growth and will be allocated to the growth index. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure value and will be allocated to the value index. The remaining stocks that are neither pure growth nor pure value will be apportioned between the two style indices. The S&P 500®/Citigroup style indices will be reconstituted annually. The annual reconstitution of the S&P 500®/Citigroup style indices will occur annually on the 3rd Friday of December to coincide with futures and options expiration. From inception to 12/31/2005, the portfolio's benchmark was the S&P 500®/Barra Value Index (the "Barra Index"). During the period from 1/01/2006 to 3/31/2006, the benchmark return consisted partially of the return of the Barra Index and the S&P 500®/Citigroup Value Index (the "Citigroup Index") to resemble the portfolio's composition during the transitional period. The index data for the Large Cap Value Composite above is representative of this change.

MSCI Developed World® Index is a free float-adjusted, market capitalization-weighted index that is designed to measure global developed market equity performance.

LIBOR (London Interbank Offered Rate) is a short-term interest rate that banks charge one another and that is generally representative of the most competitive and current cash rates available.



Safe harbor statement

This presentation includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2006, on file with the Securities and Exchange Commission (Commission file no. 001-15253), including those that appear under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Prospectus Supplement (dated June 11, 2007) to the Company's Registration Statement on Form S-3 filed June 5, 2007. Many of these factors are beyond the control of the company and its management. Any forward-looking statements contained in this presentation are as of the date on which such statements were made. The company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results expressed or implied therein will not be realized.

 

Other important disclosures

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from janus.com. Read it carefully before you invest or send money.

Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), and Capital Group Partners, Inc. Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

INTECH is a subsidiary of Janus Capital Group Inc.

Indexes are not available for direct investment; therefore their performance does not reflect the expenses associated with the active management of an actual portfolio.

The Russell 1000® Index measures the performance of the 1,000 largest companies in the Russell 3000 Index.

The Russell 1000® Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The S&P 500® Index is a commonly recognized, market capitalization weighted index of 500 widely held equity securities, designed to measure broad U.S. equity performance.

The MSCI World℠ Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in North America, Europe and the Asia/Pacific Region.

The MSCI EAFE® Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in Europe, Australasia and the Far East.

The MSCI EAFE® Growth Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as growth securities.

The MSCI EAFE® Value Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as value securities.

Lipper, a wholly-owned subsidiary of Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives.

Janus funds distributed by Janus Distributors LLC (1/08)

 